Dodge & Cox  /  Investment Managers  /  San Francisco
Representing Dodge & Cox:
Dodge & Cox Global Stock Fund
June 30, 2008
Dodge & Cox does not guarantee the future performance of any account (including Dodge & Cox mutual funds) or any specific level of performance, the success of any inv estment decision or strategy that Dodge & Cox may use, or the success of Dodge & Cox's overall management of an account. Investment decisions made for a client's acco unt by Dodge & Cox are subject to various market, currency, economic, political and business risks (foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability), and those investment decisions will not always be profitable. This information is the confidential and proprietary product of Dodge & Cox. Any unauthorized use, reproduction or disclosure is strictly prohibited.
I.  Introduction to Dodge & Cox
II. Global Stock Fund Overview
III. Investment Team and Process
IV. Equity Portfolio & Strategy
V. Investment Results
VI. Dodge & Cox Funds Services
VII. Supplemental Exhibits

Dodge & Cox  /  Investment Managers  /  San Francisco
Equity
97.4%
Cash
2.6%
Global Stock Fund
Total Net Assets: $328.8 million
(As of 6/30/08)
Portfolio Overview
(As of 6/30/08)
• Diversified Portfolio by Sector & Region
• Long-Term Investment Horizon
• Well-Established Companies:
– Wtd. Average Market Cap. of $59 Billion
– Median Market Cap. of $27 Billion
• Below-Average Valuations:
– Price to earnings ratio (forward) of 10.3x
– Price to sales ratio
(a)
of 0.6x
– Price to book value of 1.3x
• Gradual Portfolio Shifts
Net Asset Value Per Share: $8.74
Expense Ratio: 0.87% (as of 06/30/08)
a) Price-to-sales ratio excludes financial services and utilities.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Global Stock Fund
Key Characteristics Shared by Dodge & Cox Funds
• Objective: Long-Term Growth of Principal and Income
• Low Expenses
• Stable and Experienced Investment Team
• Consistent Investment Approach
• Team Decision-Making Process
• Low Turnover Resulting from Long-Term View
as of June 30, 2008
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
•
Dodge & Cox has been building up its global research capabilities since the late 1980s
•
Global Stock Fund allows investors to benefit from Dodge & Cox’s investment expertise with minimal geographic restrictions
Mid 80s Late 80s Mid 90s May 2001 May 2008
Recognized need
to develop global
research expertise
for existing clients.
Ramped up global
research efforts.
Invested in select
international
companies in
“domestic”
portfolios.
Decided to explore
an international-
only portfolio.
International Fund
launched
Global Fund
launched
Global Fund Timeline
Development of Dodge & Cox Global Stock Fund
1 Under normal circumstances at least 40% of the GSF will be invested in non-U.S. stocks
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
1

Dodge & Cox  /  Investment Managers  /  San Francisco
Why create a Global Stock Fund ?
The Global Stock Fund provides interested investors exposure to equity securities on a global basis. Company, industry and country allocations are made by the Global Investment Policy Committee based on Dodge & Cox’s fundamental research and analysis.
How is the Global Stock Fund different from the Stock Fund?
The Stock Fund cannot invest in securities traded in non U.S. markets, and is restricted from owning more that 20% of total assets in U.S.
dollar-denominated securities of foreign issuers traded in the US. In contrast, the Global Stock Fund does not have such restrictions. Under normal circumstances, the Global Stock Fund will have at least 40% of assets in non-U.S. companies.
How is the Global Stock Fund different from the International Stock Fund?
The International Stock Fund has a 20% cap on securities issued by U.S. companies. Under normal circumstances, the Global Stock Fund can have up to 60% of assets in U.S. companies.
How does the Global Stock Fund compare to a combination of the Stock Fund and the International Stock Fund?
Global Stock Fund offers investors a simplified approach to global investing without the complexities of combining domestic and international funds in one’s portfolio.
Dodge & Cox Global Stock Fund
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
What Makes Us Distinctive?
Typical Portfolio Characteristics:
• Below 100 securities
• Historically low turnover (<20%) reflecting long-term view
Common Characteristics:
• 100+ securities in portfolio
• 100%+ portfolio turnover
Risk Assessment is based on capital preservation:
• Risk defined as potential for permanent loss of capital
• Portfolio diversified across industries and regions
• Thorough analysis of individual holdings
• Judgment guides sector and country limits
Risk Assessment is benchmark-based:
• Risk defined as volatility relative to benchmark
• Minimize tracking error and portfolio beta
• Benchmark-based sector and country limits
• Bottom-up approach based on individual company analysis
• Macro view is outcome
• Macro view and forecasts used as inputs to security selection
• Focused team based in San Francisco
• Global industry analysts
• Worldwide investment staff
• Dedicated international team
Dodge & Cox Approach Other Global Funds
08-305
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
08-305
Disciplined Decision-Making by an Experienced and Stable Team
Investment Advocacy by Research Analysts
Objectives:
Conduct Bottom-up Research of Individual Companies
Identify Investment Opportunities and Monitor Existing Holdings
Advocate Investment Recommendations
Years at D&C
• John Gunn †, ‡ Chairman & Chief Executive Officer 35
• Bryan Cameron †, ‡ Director of Research 24
• Charles Pohl †, ‡ Chief Investment Officer 23
Research Analysts Sectors
• Wendell Birkhofer † Broadcasting, Entertainment 20
• Diana Strandberg †,‡ International 19
• Kevin Johnson Integrated Oils, Consumer Finance (US) 18
• Steven Cassriel Railroads, Airlines 15
• David Hoeft † Computer Hardware, Software, Semiconductors 14
• Yasha Gofman ‡ Energy, Tobacco, Russia, Israel 12
• Steven Voorhis † Pharmaceuticals, Metals and Mining, India 11
• John Iannuccillo Aerospace, Electrical Equipment, Paper, IT Services 10
• Mario DiPrisco ‡ Banks (EMEA, India & Latin America), Building Products, Latin America 9
• Roger Kuo ‡ Telecom (Americas), Media & Entertainment, China, HK 9
• Keiko Horkan ‡ Banks (US & Japan), Specialty Finance, Consumer, Electronics, Japan 7
• Karol Marcin Global Insurance, Central Europe 7
• Amanda Nelson Telecom Equipment, Utilities, Greece, Turkey 7
• Lily Beischer Telecom (Emerging and Asia), Retail, Footwear & Apparel, Cosmetics 7
Philippines, Indonesia
• Richard Callister Machinery, Medical Devices, Chemicals, Scandinavia 5
• Englebert Bangayan Commercial Services, Transportation (International) 5
• Raymond Mertens REITs, Hotels, Commercial Printing, Healthcare Services, Consumer Products 4
• Philippe Barret Banks (Asia ex. Japan), Brokers, Inv. Managers, Exchanges, Imaging 3
• Karim Fakhry Appliances, Building Products, US Home Builders, Biotech 2
• Joel-Patrick  Millsap Telecom Services (Europe), Global Autos 1
• Kathleen Grey McCarthy  Beverages, Restaurants New
• Paritosh Somani Metals, Mining New
• Tae Yamaura Japan New
Decision-Making by
Global Investment Policy Committee
Objectives:
Evaluate Individual Securities
Approve Buy/Sell List with Target Weightings
Review Portfolio Diversification
Oversee Implementation of Investment Strategy
Committee Members Years at D&C
• John Gunn
†, ‡
35
• Charles Pohl
†, ‡
23
• Diana Strandberg
†, ‡
19
• Steven Voorhis
†
11
• Lily Beischer 7
• Karol Marcin 7
†
Also member of Investment Policy Committee
‡
Also member of International Investment Policy Committee
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Investment Process
Deliberate and Focused Team Approach to Investing
Investment Decision-Making
by Global Investment Policy
Committee
Investment Research by Global Industry Analysts
Portfolio Construction
•Review investment
recommendations by analysts
•Approve buy/sell list with target
weightings
•Review industry and regional
weightings
•Maintain diversification by sector
and geography
•Develop agenda for review
Due Diligence
•Develop 360-degree assessment
of company and prospects
•Interview management,
competitors, and industry experts
•Analyze financial statements,
filings, and news
•Evaluate governance
•Develop financial model with 3-5
year forecasts
•Collaborate with other members
of research staff
Idea Generation
•Identify investment action items
within area of industry expertise
•Meet management teams,
customers, and suppliers
•Monitor company financial
reports
•Attend industry conferences and
field trips
•Monitor industry news
•Review valuation screens
Investment
Advocacy
Written report
and oral
presentation
08-305
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Research-Intensive
• Ongoing analysis of each company’s valuation, corporate governance, growth opportunities, business strategies, and financial returns
• Individual security selection
Price Discipline
• Most of our holdings will have below-average valuations
Long-Term View
• Three- to five-year investment horizon
• Fully invested portfolio
Analyze Risk
• Diversify portfolio across sectors
• Invest in countries whose economic and political systems appear more stable
• Investigate financial “staying power”
Strategy
To build a diversified portfolio of medium-to-large, well-established companies in at least three countries, where the company’s earnings and cash flow prospects are not adequately reflected in the current valuation.
Global Equity Investment Approach
08-305
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s pros pectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Financials
Consumer Discretionary
Technology
Materials
Industrials
Energy
Consumer Staples
Health Care
Telecom Services
Utilities
Cash

Dodge & Cox  /  Investment Managers  /  San Francisco
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
Dodge & Cox Global Stock Fund
MSCI World
Dodge & Cox Global Stock Fund
as of June 30, 2008
Portfolio Composition (MSCI World)
by Region
Global Stock Fund Portfolio Characteristics (as of 6/30/08)
$8 B $27 B Median Mkt. Cap.
$70 B $59 B Weighted Avg. Mkt. Cap.
1.1x 0.6x Price/Sales (trailing) (b)
2.1x 1.3x Price/Book Value (trailing)
11.9x 10.3x Price/Earnings (forward) (a)
1744 79 Number of Holdings
MSCI World Dodge & Cox
(a) Price-to-earnings ratio excludes extraordinary items and negative earnings.
(b) Price-to-sales ratio excludes financial services and utilities.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospe ctus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
*Other includes Africa, Pacific (ex
Japan), and Canada
Global Stock Fund Portfolio Composition by Sector
Source: State Street
Latin America
3.4% (0%)
08-305
United
States
43.6%
(47.0%)
Europe ex
UK 28.3%
(22.4%)
United
Kingdom
8.8%
(10.5%)
Japan 6.8%
(10.3%)
Others*
6.5% (9.8%)
Cash 2.6%
(0%)
.

Financials
Consumer Discretionary
Technology
Materials
Industrials
Energy
Consumer Staples
Health Care
Telecom Services
Utilities
Cash

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Global Stock Fund
as of June 30, 2008
Portfolio Composition (World, ACWI) by Region
Global Stock Fund Portfolio Characteristics (as of 6/30/08)
11.9x N/A 10.3x Price/Earnings (forward) (a)
$6 B
$68 B
1.1x
2.1x
14.3x
2529
MSCI ACWI
$8 B $27 B Median Mkt. Cap.
$70 B $59 B Weighted Avg. Mkt. Cap.
1.1x 0.6x Price/Sales (trailing) (b)
2.1x 1.3x Price/Book Value (trailing)
14.3x 10.6x Price/Earnings (trailing) (a)
1744 79 Number of Holdings
MSCI World Dodge & Cox
(a) Price-to-earnings ratio excludes extraordinary items and negative earnings.
(b) Price-to-sales ratio excludes financial services and utilities.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Global Stock Fund Portfolio Composition by Sector
Source: State Street
Japan
6.8% (10%, 9%)
United Kingdom
8.8% (11%, 9%)
Emerging Markets
11.8% (0%, 11%)
Other Developed
0.5% (10%, 9%)
Cash
2.6% (0%,
0%)
Developed
Europe
(ex UK)
25.9%
(22%,20%)
United States
43.6%
(47%,42%)
.
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
Dodge & Cox Global Stock Fund
MSCI World
MSCI ACWI
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Global Stock Fund Holdings
as of June 30, 2008
= Global Fund’s 10 Largest Holdings
US UK Europe Japan Asia Pacific Latin America Other Sum
Consumer Comcast BMW Honda Grupo Televisa Naspers 16.2%
Discretionary
Ford Motor Matsushita
General Motors Sony
Macy's
News Corp
Time Warner
Consumer Wal-Mart Tesco Anadolu Efes Femsa 4.2%
Staples
Energy Baker Hughes Royal Dutch Shell Total Petrobras 6.3%
Chevron
Schlumberger
Financials AIG
HSBC Holdings Aegon Shinsei Bank ICICI Bank Standard Bank 28.8%
Capital One RBOS Credit Suisse Tokio Marine Shinhan Financial
Citigroup Haci Omer Sabanci
Fannie Mae Swiss Re
Legg Mason Unicredito Italiano
SLM Corp
Wachovia
Healthcare Amgen GlaxoSmithKline Bayer 13.9%
Covidien Novartis
UnitedHealth Sanofi-Aventis
WellPoint
Wyeth
Industrials
FedEx Philips Electronics 5.9%
General Electric Schneider Electric
Tyco Intl Wienerberger
Information Computer Sciences Alcatel-Lucent Kyocera Nortel Networks 12.3%
Technology
Compuware Infineon
eBay Nokia
Hewlett-Packard
Maxim Integrated
Motorola
Xerox
Materials
Domtar Arkema Siam Cement Cemex 6.9%
Dow Chemical BASF
Lafarge
Norsk Hydro
Telecom Sprint Telefonica Telekomunik Indonesia 2.9%
Services
Sum
43.6% 8.8% 28.3% 6.8% 2.9% 3.4% 3.6% 97.4%
Cash 2.6%
08-305
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Global Stock Fund Performance Results
as of June 30, 2008
* Fund Inception Date: May 1, 2008
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a broad-based, unmanaged index aggregated from 23 developed market country indices. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Since Inception*
Global Stock Fund -12.60%
Comparative Index
MSCI World Index -6.58%
08-305
Total Return for the Period Ended June 30, 2008

Dodge & Cox  /  Investment Managers  /  San Francisco
Since Inception*
Global Stock Fund -12.60%
Comparative Index
MSCI World Index -6.58%
MSCI ACWI Index -6.78%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a broad-based, unmanaged index aggregated from 23 developed market country indices. The Morgan Stanley Capital International All-Country World Index (MSCI ACWI) is a broad-based, unmanaged index aggregated from 48 developed and emerging market country indices. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Dodge & Cox Global Stock Fund Performance Results
as of June 30, 2008
* Fund Inception Date: May 1, 2008
Total Return for the Period Ended June 30, 2008
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Key Detractors from Relative Results:
The Fund’s overweight position and selection of holdings in the Financials sector hurt performance.  Selected weak performers included Wachovia (down 46%),
AIG (down 43%), Royal Bank of Scotland (down 31%), and Fannie Mae (down 30%).
The Fund’s underweight positions in Energy
(6% of the Fund compared to 14% of MSCI World) and Metals & Mining subsector of Materials
(1% versus 5%)
detracted from relative performance.  Both sectors had strong positive returns in an otherwise declining market.
The Fund’s overweight position and selection of holdings in the Automobiles subsector of Consumer Discretionary
hurt performance.  Selected weak performers
included General Motors (down 50%) and Ford (down 42%).
Key Contributors to Relative Results:
The Fund’s holdings in the Health Care sector (up 3%) outperformed those in the MSCI World (down 1%). Notable performers include Novartis (up 9%) and
Amgen (up 13%).
The Fund’s Telecommunications Services
investments helped relative performance when compared to the MSCI World.  Sprint Nextel, the Fund’s largest holding in this sector, returned 19% since May 1, 2008.
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
* All returns are holding period returns
Comparative Investment Results –Q2 2008
as of June 30, 2008
Source: Dodge & Cox, MSCI Fund Inception Date: May 1, 2008
Total Return Since Inception*
(Dodge & Cox Global Stock Fund vs MSCI World)
-12.6%
-6.6%
-14.0%
-12.0%
-10.0%
-8.0%
-6.0%
-4.0%
-2.0%
0.0%
Dodge & Cox MSCI World
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
* All returns are holding period returns
Comparative Investment Results –Q2 2008
as of June 30, 2008
Source: Dodge & Cox, MSCI
Total Return Since Inception*
(Dodge & Cox Global Stock Fund vs MSCI ACWI)
-12.6%
-6.8%
-14.0%
-12.0%
-10.0%
-8.0%
-6.0%
-4.0%
-2.0%
0.0%
Dodge & Cox MSCI ACWI
Fund Inception Date: May 1, 2008
Key Detractors from Relative Results:
The Fund’s overweight position and selection of holdings in the Financials sector hurt performance. Selected weak performers included Wachovia (down 46%),
AIG (down 43%), Royal Bank of Scotland (down 31%), and Fannie Mae (down 30%).
The Fund’s underweight positions in Energy (6% of the Fund compared to 14% of MSCI ACWI) and Metals & Mining subsector of Materials (1% versus 6%)
detracted from relative performance. Both sectors had strong positive returns in an otherwise declining market.
The Fund’s overweight position and selection of holdings in the Automobiles subsector of Consumer Discretionary hurt performance. Selected weak performers included General Motors (down 50%) and Ford (down 42%).
Key Contributors to Relative Results:
The Fund’s holdings in the Health Care sector (up 3%) outperformed those in the MSCI ACWI (down 1%). Notable performers include Novartis (up 9%) and
Amgen (up 13%).
The Fund’s Telecommunications Services investments helped relative performance when compared to the MSCI ACWI. Sprint Nextel, the Fund’s largest holding in this sector, returned 19% since May 1, 2008.
08-305
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Price to Sales
Cash Earnings Margin
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Technology Weight %

Dodge & Cox  /  Investment Managers  /  San Francisco
Technology Valuations Are Low in Relation to Profitability
Finding Investment Value in Technology* Stocks
as of June 30, 2008
Common Characteristics of Technology Investments
Technology Investment GSF vs. MSCI World
*Technology includes consumer electronics.  Source: Factset, MSCI, Worldscope.
Investments include: Alcatel-Lucent, Computer Sciences Corp.,
Compuware, EBay, Hewlett-Packard, Infineon Technologies,
Kyocera, Matsushita, Maxim Integrated Products, Motorola,
Nokia, Nortel Networks, Sony, and Xerox.
Low valuation (GSF Japan Technology P/CE of 8x; GSF Europe
Technology P/CE of 10x)
Financially strong
Management focused on shareholder value
Restructuring opportunities and potential for margin improvement
Key Risks: Capital Allocation, Competition, Reduced Consumer
Spending, Execution of Restructuring Plans
MSCI World Technology Stocks
0.0x
0.5x
1.0x
1.5x
2.0x
2.5x
3.0x
0%
2%
4%
6%
8%
10%
12%
14%
Price To Sales Cash Earnings Margin
Lower margins
reflected in
valuation
Margin improvement
not fully reflected in
valuation
0
3
6
9
12
15
18
21
Total United States Japan Europe ROW
GSF World
08-305
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a
Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Phase I
Phase II
Phase III

Dodge & Cox  /  Investment Managers  /  San Francisco
10.9%
5.6%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
GSF MSCI World
10.0
15.0
20.0
25.0
30.0
35.0
Price-to-Earnings ratio (x)
Finding Investment Value in Pharmaceutical Stocks
Pharmaceutical Industry Characteristics
Risks:
Industry growth slowing because of falling R&D productivity, patent expirations, and international sales constraints.
High profit margins vulnerable to pricing pressure by
government and private payers.
Increasing regulatory scrutiny of the drug industry.
Source: FactSet
Opportunities:
Valuations have declined significantly.
Conservative balance sheets, high free cash flow, and share
repurchases at many companies provide strategic options.
Strong product pipelines offer future growth opportunities.
Abundant cost-cutting opportunities.
Declining Valuations Potential Growth Opportunities from
Increasing  Drug Development
Source: Merrill Lynch
as of June 30, 2008
MSCI World Pharmaceutical Industry
# of Drugs In Clinical Development
Pharmaceutical Investments Include:
Bayer, GlaxoSmithKline, Novartis, Sanofi-Aventis, and Wyeth.
Pharmaceutical Weights
08-305
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
5.8%
7.7%
1.4%
2.9%
2.0%
1.1%
4.6%
0.0%
12.5%
6.6%
3.5%
5.4%
0%
5%
10%
15%
20%
25%
30%
MSCI World Global Stock Fund
United States Europe United Kingdom
Japan Emerging Markets* Other Developed
6
9
12
15
18
21
Price-to-Earnings
ratio (x)
Finance Sector Weights by Region
Finding Investment Value in Finance
Finance Sector Characteristics
Source: FactSet, Dodge & Cox
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Declining Valuations
as of June 30, 2008
Top Holdings:  Wachovia Corp., American International Group, Royal Bank of Scotland, Credit Suisse Group, Unicredit.
Opportunity
Europe
Finance Sector
Japan
Other
Developed
Regional P/E
Asia ex Japan
MSCI World- Finance Sector
United States
Current Concerns:
Balance sheet exposure to complex financial instruments and
inconsistent disclosure.
Continued asset quality deterioration results in additional mark-
to-market write-downs and actual losses.
Dilution to equity holders from capital-raising.
Declining margins and profitability from historically high levels.
Long-term Opportunities:
Low valuations: European and U.S. financials are at decade-
plus valuation lows amidst concerns about asset quality
resulting from mark-to-market write-downs. We have been
gradually adding.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
08-305
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Financial Services: Weights by Region
as of June 30, 2008
The Morgan Stanley Capital International World Index (MSCI World) is a broad-based, unmanaged index aggregated from 23 developed market country indices.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Long-term Opportunities:
Low valuations: European and U.S. financials are at decade-
plus valuation lows amidst concerns about asset quality
resulting from mark-to-market write-downs. We have been
gradually adding.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Current Concerns:
Balance sheet exposure to complex financial instruments and
inconsistent disclosure.
Continued asset quality deterioration results in additional mark-
to-market write-downs and actual losses.
Dilution to equity holders from capital-raising.
Declining margins and profitability from historically high levels.
GSF World GSF World GSF World GSF World GSF World GSF World
Banks
5.4 1.0 5.3 3.6 0.4 1.1 0.0 1.8 4.1 0.9
15.2 8.4
Capital Markets 3.5 3.2 2.4 1.5 0.0 0.3 0.0 0.2 0.5 0.0 6.4 5.2
& Other
Insurance 3.6 1.8 2.9 1.7 0.7 0.3 0.0 0.7 0.0 0.0 7.2 4.4
Real Estate
0.0 0.7 0.0 0.3 0.0 0.3 0.0 0.8 0.0 0.0
0.0 2.1
Total 12.5 6.6 10.6 7.1 1.1 2.0 0.0 3.5 4.6 0.9 28.8 20.1
Selected Overweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Emerging Markets* Total US Europe / UK Other Developed Japan
Global Stock Fund vs. MSCI World
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Financial Services: Weights by Region
as of June 30, 2008
The Morgan Stanley Capital International All-Country World Index (MSCI ACWI) is a broad-based, unmanaged index aggregated from 48 developed and emerging market country indices.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Long-term Opportunities:
Low valuations: European and U.S. financials are at decade-
plus valuation lows amidst concerns about asset quality
resulting from mark-to-market write-downs. We have been
gradually adding.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Current Concerns:
Balance sheet exposure to complex financial instruments and
inconsistent disclosure.
Continued asset quality deterioration results in additional mark-
to-market write-downs and actual losses.
Dilution to equity holders from capital-raising.
Declining margins and profitability from historically high levels.
Global Stock Fund vs. MSCI ACWI
GSF ACWI GSF ACWI GSF ACWI GSF ACWI GSF ACWI GSF ACWI
Banks
5.4 0.8 5.3 3.2 0.4 1.0 0.0 1.6 4.1 2.4
15.2 9.1
Capital Markets 3.5 2.8 2.4 1.3 0.0 0.3 0.0 0.2 0.5 0.3 6.4 4.9
& Other
Insurance 3.6 1.6 2.9 1.5 0.7 0.2 0.0 0.6 0.0 0.2 7.2 4.1
Real Estate
0.0 0.6 0.0 0.3 0.0 0.3 0.0 0.7 0.0 0.1
0.0 2.0
Total 12.5 5.9 10.6 6.3 1.1 1.8 0.0 3.1 4.6 3.1 28.8 20.1
Selected Overweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
US Emerging Markets* Total Japan Europe / UK Other Developed
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Increasing Exposure to Selected Financial Service Companies
as of June 30, 2008
-18.0% -18.3% -26.1% USD Return
(a)
- 2.1% (pts) - 2.3% (pts) + 3.3% (pts) Change
20.1% 22.2% 20.1% 22.4% 28.8% 25.5% % of Total Portfolio
-12.6% GSF Return Since Inception
(b)
6/30/2008 5/1/2008 6/30/2008 5/1/2008 6/30/2008 5/1/2008
Financial Services
MSCI ACWI MSCI World Global Stock Fund
Building positions opportunistically when strong franchises available at depressed prices.
Building portfolio with strong cash inflows – ‘buying when you can, not when you have to’.
Significant additions include: American International Group (from 2.0% to 3.6%), Citigroup (from 0%
to   0.9%), Capital One Financial Corp. (from 1.0% to 1.8%), and Wachovia (from 3.0% to 3.6%).
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest and dividend income and, unlike Fund returns, do not reflect fees or expenses.
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
a) Returns are calculated from May 1, 2008 to June 30, 2008.
b) Fund inception date: May 1, 2008
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Opportunities in Financial Service Companies  -
AIG                                  as of June 30, 2008
Rapid declines in valuations are creating attractive investment opportunities.
Market Cap Shareholders Equity Potential Equity
6/30/06
$153bn
Current
$67bn
6/30/06
$88bn
Potential
6/30/12
$121bn
6/30/06
P/B = 1.7x
Current
P/B = 0.8x
9% CAGR: 12% 5r avg ROE
less 3% current dividend yield
3/31/08
$87bn
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Opportunities in Financial Service Companies  -
AIG                                  as of June 30, 2008
Current valuations imply massive additional losses at major financials.
Market Cap Shareholders Equity Potential Equity
6/30/06
$153bn
Current
$67bn
6/30/06: $88bn
3/31/08: $87bn
Implied expected
after-tax loss
$49bn
Implied post
write-off equity
$38bn
Potential
6/30/12
$121bn
6/30/06
P/B = 1.7x
9% CAGR: 12% 5r avg ROE
less 3% current dividend yield
6/30/06
P/B = 1.7x
(5yr avg: 2.0x)
(10yr avg: 3.0x)
08-305
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Price-to-Cash Earnings
Dividend Yield
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Jun-08

Dodge & Cox  /  Investment Managers  /  San Francisco
Media Company Valuations Have Fallen
and Dividend Yields Have Increased
Finding Investment Value in Media
as of June 30, 2008
Global Stock Fund Media Investments:
Comcast Corp., Grupo Televisa, Naspers, News Corp., and Time Warner
Long-term Opportunities of Owning Media Companies:
Growth Opportunities: Media is an attractive play on the growing demand for communications and entertainment in markets around the world.
While pay-tv and broadband penetrations are high in Western European markets, these penetrations are low in Eastern Europe, Asia, Latin
America, and Africa.
Broad exposure to content and distribution franchises
Reasonable valuations and stable financial conditions
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305
MSCI World Media Stocks
0.0x
4.0x
8.0x
12.0x
16.0x
20.0x
24.0x
28.0x
32.0x
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
Price-to-Cash Earnings Dividend Yield
Source: FactSet
Investment Characteristics of our Media Holdings

Dodge & Cox  /  Investment Managers  /  San Francisco
Arkema
(France):
Total Spin-Off.
Manufactures a wide range
of both generic and brand
name chemicals.
BASF
(Germany):
One of the largest fully-
integrated chemical
producers in the world.
Dow Chemical
(United
States):
Second largest chemical
company in the U.S.
Chemicals
(2.4% / 2.9%)
Cemex
(Mexico):
Third-largest cement company in the
world and one of the most successful
multi-national corporations from Latin
America
Lafarge
(France):
Largest building materials producer in
the world
Siam Cement
(Thailand):
Largest conglomerate in Thailand.
Siam’s 3 main businesses are Cement &
Building Products, Petrochemicals, and
Paper.
Diversification within the Materials Sector
as of June 30, 2008
Commodity Prices
Paper Products
(0.8% / 0.2%)
Construction Activity
Construction Materials
(2.7% / 0.3%)
Global Stock Fund: 6.9% versus MSCI World: 8.4%
• Bottom-up company analysis, not macro themes, has led to investments with exposure to a diverse range of products and end markets.
% of GSF / % of MSCI World:
Earnings Drivers:
GSF Investments:
Source: Factset, MSCI, Worldscope.
Mining
(0.9% / 4.8%)
Norsk Hydro
(Norway):
Aluminum supplier
Domtar
(United States):
Largest uncoated free-sheet
producer in North America
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Investments in the “Emerging Markets”
as of June 30, 2008
GSF Emerging Markets Investments: 12 Companies / 8 Countries
MSCI Emerging Markets Universe: 785 Companies / 25 Countries
Asia
China
*India
*Indonesia
*South Korea
Malaysia
Pakistan
Philippines
Taiwan
*Thailand
Latin America
Argentina
*Brazil
Chile
Colombia
*Mexico
Peru
Africa
Morocco
*South Africa
Europe
Czech Republic
Hungary
Poland
Russia
*Turkey
Middle East
Egypt
Israel
Jordan
* Countries where the Global Stock Fund is currently invested.
Observations
Over the next three to five years, we believe that the developing world will continue to play an important role in global GDP growth.
We rigorously assess the long-term prospects and governance of each company, arriving at the Fund’s emerging markets weight on a bottom up basis.
Emerging market countries have a wide range of economies, political systems and legal & regulatory regimes.
% of Total % of Total
Brazil 0.5% South Africa 3.1%
Petrobras 0.5% Naspers 1.9%
Standard Bank 1.2%
Mexico 2.9%
Grupo Televisa 1.1% South Korea 1.2%
Cemex 1.3% Shinhan Financial 1.2%
Femsa 0.5%
Thailand 0.5%
India 0.5% Siam Cement 0.5%
ICICI Bank 0.5%
Turkey 2.4%
Indonesia 0.7% Sabanci Holdings 0.5%
Telekomunik Indonesia 0.7% Anadolu Efes 1.9%
Total 11.8%
Emerging Markets Weights (as of 6/30/2008)
11.8%
11.3%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
14.0%
GSF MSCI ACWI
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Direct Investments in Emerging Markets
as of June 30, 2008
Diversified Group of 12 Companies in 8 Countries
DIRECT INVESTMENTS
% of Total Company Description
Brazil 0.5%
Petrobras 0.5% Integrated energy company
Mexico 2.9%
Grupo Televisa 1.1% Largest producer of Spanish-language television content in the world
Cemex 1.3% Third largest cement company in the world and a successful Latin Multinational
Femsa 0.5% Beer brewer in Mexico and Coke's largest bottler in Latin America
India 0.5%
ICICI Bank 0.5% Largest private sector bank in India
Indonesia 0.7%
Telekomunik Indonesia 0.7% Dominant telecom operator in Indonesia; owns 65% of Telkomsel, the #1 cellular operator in Indonesia
South Africa 3.1%
Naspers 1.9% Leading pay-tv provider, newspaper and magazine publisher, and Internet service provider in South Africa
Standard Bank 1.2% Leading bank with operations throughout Sub-Saharan Africa
South Korea 1.2%
Shinhan Financial 1.2% Second largest bank in Korea
Thailand 0.5%
Siam Cement 0.5% Leading conglomerate in Thailand. 3 Main Businesses: Petrochemicals, Cement & Building Products, and Paper
Turkey 2.4%
Sabanci Holdings 0.5% One of Turkey's leading industrial and financial conglomerates- composed of 66 companies
Anadolu Efes 1.9% Largest beer bottler (80% share) and soft drinks bottler (66% share) in Turkey
TOTAL 11.8%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
GlaxoSmithKline, Novartis, Sanofi-Aventis As per capita income grows, healthcare becomes a greater priority, increasing opportunities for global
suppliers of pharmaceuticals.
Healthcare
Cemex, Siam Cement, Wienerberger As consumers become wealthier, they build new homes and renovate existing residences.
Homeownership
Grupo Televisa, Naspers, News Corp, Sony Increased time spent on leisure activities &
consumption of localized entertainment content
Leisure and Entertainment
HSBC Holdings, Sabanci Holdings, Shinhan
Financial, Standard Bank, Unicredit, ICICI
Bank, Citigroup
Banks introducing consumer credit through credit
cards, mortgage lending
Personal Credit
BMW, Honda, General Motors, Ford Motor Car and/or motorcycle manufacturers with leading positions in Emerging Markets
Personal Transportation
Anadolu Efes, Femsa, Tesco, Wal-Mart, eBay Branded products and retail / convenience as time becomes more valuable and consumers aspire to
higher living standards
Consumer Goods
Companies Description
• PT Telecom, Telefonica (Communications
Networks)
• Alcatel-Lucent, Matsushita, Motorola, Nokia,
Nortel Networks, Sony, Hewlett-Packard
(Electronic Equipment)
Access to communications networks and content Technology and
Telecommunications
Serving Consumers in the Developing World
as of June 30, 2008
Long-Term Growth + Low Valuation = Investment Opportunity
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Historical Returns for Global Markets
as of June 30, 2008
Source: MSCI
Local Total Return = (P/E Change x EPS Change) + Yield
Total Annualized Return = (Local Total Return) x (Currency Impact)
This illustration does not reflect the current or future performance of any Dodge & Cox fund, and is for illustrative purposes only. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
Historical 1-Year Investment Returns for MSCI World
Historical 3-Year Investment Returns for MSCI World
Historical 5-Year Investment Returns for MSCI World
-2.7%
2.4%
5.9%
-10.7%
-15.1%
-30.0%
-20.0%
-10.0%
0.0%
10.0%
20.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
( )
x x + ]
[
10.9%
2.2%
3.0%
8.9%
-6.4%
-10.0%
0.0%
10.0%
20.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
]
( )
x
x
+ [
2.2%
2.4%
12.0%
17.5%
-8.6%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
P/E Change EPS Change Avg Yield Currency Total Annualized
Return
( )
x
x
+ ] [
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Megacaps’ Valuation Gap Has Narrowed
as of June 30, 2008
$132B
$182B
1.5x
14x
World 50
Largest
$8B $27B
Median Market
Capitalization
$70B $59B
Weighted Avg. Market
Capitalization
1.1x 0.6x Price/Sales (b)
14x 11x Price/Earnings (a)
MSCI
World
Global
Stock Fund
(a) Trailing price-to-earnings ratio excludes extraordinary items and negative earnings;
(b) Trailing price-to-sales ratio excludes financial services and utilities;
(c) Largest 50 companies by index weight.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
June 30, 2008
December 31, 2001
Weights include Cash; Source: Dodge & Cox, Factset
13 Global Stock Fund Holdings in World 50 Largest
(c)
% of Portfolio
Hewlett-Packard Co. 2.6%
Novartis AG 2.6%
Royal Dutch Shell PLC 1.9%
Nokia Oyj 1.9%
GlaxoSmithKline PLC 1.8%
HSBC Holdings PLC 1.2%
Telefonica SA 1.1%
Schlumberger, Ltd. 1.0%
Total SA 1.0%
Chevron Corp. 1.0%
Citigroup, Inc. 0.9%
Wal-Mart Stores, Inc. 0.8%
General Electric Co. 0.8%
18.6%
World 50 Largest as a % of World 28.2% World 50 Largest
as a % of World                      40.9%
08-305
$102B
$179B
2.3x
30x
World 50
Largest
$4B
Median Market
Capitalization
$84B
Weighted Avg. Market
Capitalization
1.3x Price/Sales (b)
27x Price/Earnings (a)
MSCI
World

Dodge & Cox  /  Investment Managers  /  San Francisco
Source: MSCI
Note: All data excludes Financial Services.  Smallest Companies are defined as the bottom 25% of the MSCI Index weight
• The largest companies in the MSCI World, defined as the top
25% of the index weight, have had the most significant decline in valuation.
• We have been finding investment opportunities in larger cap companies as current valuations are attractive in relation to long term earnings prospects.
• Examples of GSF Holdings in the top 25% of the MSCI World
are HSBC Holdings and Nokia.
Historical Valuation of Global Companies Valuation Compression of Large Cap Companies
Investment Rationale
Finding Investment Value in Large Market Cap Stocks
as of June 30, 2008
Weighted Avg. Market Cap
Delta of P/CE from 2001 to 6/30/2008
-14.0x
-12.0x
-10.0x
-8.0x
-6.0x
-4.0x
-2.0x
0.0x
Largest Companies Smallest Companies
Median P/CE
0x
5x
10x
15x
20x
25x
2001 2002 2003 2004 2005 2006 2007 6/30/2008
Largest Companies Smallest Companies
As of 6/30/2008
70
59
52
56
60
64
68
72
GSF MSCI World
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  Opinions expressed are subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
For illustrative purposes only.
(a) Price-to-sales ratio excludes financial services and utilities.
(b) Price-to-earnings ratio excludes extraordinary items and negative earnings.
Sources: Dodge & Cox, MSCI, FactSet, Bloomberg.
Dodge & Cox Global Stock Fund Characteristics
as of June 30, 2008
Portfolio Characteristics Global Stock Fund MSCI World MSCI ACWI
# of Companies 79 securities 1744 securities 2529 securities
# of Countries 21 (Developed & Emerging) 23 (Developed) 48 (Developed & Emerging)
Turnover Since Inception* 1% N/A N/A
Market Capitalization
Weighted Average $59 billion $70 billion $68 billion
Median $27 billion $8 billion $6 billion
Valuation Characteristics
Price-to-Sales
(a)
0.6x 1.1x 1.1x
Price-to-Earnings (forward)
(b)
10.3x 11.9x N/A
Price-to-Earnings (trailing)
(b)
10.6x 14.3x 14.3x
Price-to-Book Value (trailing) 1.3x 2.1x 2.1x
Dividend Yield 3.6% 2.9% 2.8%
Return Since GSF Inception* -12.60% -6.58% -6.78%
* Inception Date: May 1, 2008
Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.  Mutual fund performance changes over time and currently may be significantly lower than stated.  Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Emerging Markets Countries
as of June 30, 2008
Turkey Thailand
South Africa Taiwan
Russia Venezuela Sri Lanka
Poland Peru Philippines
Morocco Panama Pakistan
Jordan Mexico Malaysia
Israel Colombia Korea
Hungary Chile Indonesia
Egypt Brazil India
Czech Republic Argentina China
Europe, Middle East, and Africa Latin America Asia
Source: MSCI
Bold indicates country in which the Global Stock Fund had investments as of June 30, 2008.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305

Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
June 30, 2008
The Dodge & Cox Global Stock Fund (GSF) invests in securities of foreign companies. A decline in the value of foreign currencies relative to the US-Dollar would reduce the un-hedged value of securities in those currencies.
What We Can Do:
•
The Prospectus allows the GSF to use currency forward
and futures contracts to manage currency exposure.
• The GSF will only enter into currency forward or futures
contracts for hedging and not for purposes of speculation.
• GIPC periodically evaluates whether hedging foreign
currency exposure is in the best interest of the long-term
shareholders.
Instruments
•
Forward currency contracts
are agreements to buy or sell a currency at a specified price set at the time of the contract.
•
Futures currency contracts
are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
*Please note, the risks, including counterparty and adverse currency movement risks, associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
What We Have Done:
• To settle purchases or sales in the Fund, the GSF has
used currency forward contracts to “lock-in” the US-
Dollar price of a security.
• GIPC, with approval of the Board, entered into
forward contracts to hedge a portion of the Fund’s
Euro exposure.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-214

Dodge & Cox  /  Investment Managers  /  San Francisco
Shareholder Transaction Expenses
Sales Load Imposed on Purchases None
Sales Load Imposed on Reinvested Distributions None
Deferred Sales Load None
Redemption Fees None
Exchange Fee None
Annualized Fund Operating Expenses (as a percentage of average net assets)
Management Fees .60%
12b-1 Fees None
Other Expenses 0.27%
Total Fund Operating Expenses 0.87%
Example:
A shareholder would pay the following expenses on a $10,000 investment, assuming (1) 5% annual return, and
(2) redemption at the end of each time period:
Time Period 1 Year 3 Years
Expenses $88.80 $277.54
This example should not be considered a representation of past or future expenses.  Actual expenses may be greater or less than those shown.
Dodge & Cox Global Stock Fund Expense Information
as of June 30, 2008
48
08-305
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Equity
97.4%
Cash
2.6%
Global Stock Fund
Total Net Assets: $328.8 million
(As of 6/30/08)
Portfolio Overview
(As of 6/30/08)
• Diversified Portfolio by Sector & Region
• Long-Term Investment Horizon
• Well-Established Companies:
– Wtd. Average Market Cap. of $59 Billion
– Median Market Cap. of $27 Billion
• Below-Average Valuations:
– Price to earnings ratio (forward) of 10.3x
– Price to sales ratio
(a)
of 0.6x
– Price to book value of 1.3x
• Gradual Portfolio Shifts
Net Asset Value Per Share: $8.74
Expense Ratio: 0.87% (as of 06/30/08)
Dodge & Cox Global Stock Fund
Client Name
Global Stock Fund Market Value: $ million
(as of 6/30/08)
Client Fund Inception Date:
a) Price-to-sales ratio excludes financial services and utilities.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-305